UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

Viridian Therapeutics Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

92790C104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92790C104

1.	Names of Reporting Persons Paradigm BioCapital Advisors LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,209,051
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,209,051
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,051
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.57%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 92790C104

1.	Names of Reporting Persons Paradigm BioCapital Advisors GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,209,051
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,209,051
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,051
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.57%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92790C104

1.	Names of Reporting Persons Dr. Senai Asefaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	1,209,051
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,209,051
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,051
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.57%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 92790C104

1.	Names of Reporting Persons Paradigm BioCapital International Fund Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER	706,000
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	706,000
	8.	SHARED DISPOSITIVE POWER	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 706,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.25%
12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	The name of the issuer is Viridian Therapeutics Inc. (the “Issuer”).

(b)	The principal executive offices of the Issuer are located at 221 Crescent Street, Suite 401, Waltham, MA 02453.

Item 2.

(a)	This Schedule 13G is filed by the following (the “Reporting Persons”): Paradigm BioCapital Advisors LP (the “Adviser”), Paradigm BioCapital Advisors GP LLC (the “GP”), Dr. Senai Asefaw, Paradigm BioCapital International Fund Ltd. (“Paradigm”) and a separately managed account. The GP is the general partner of the Adviser. The Adviser is the investment advisor for Paradigm and the separately managed account.

Paradigm and the separately managed account directly own the Common Stock (as defined below). The Adviser, the GP and Dr. Asefaw may be deemed to indirectly beneficially own the Common Stock owned by both Paradigm and the separately managed account.

(b)	The principal business office of the Reporting Persons is 767 Third Avenue, 17th Floor, New York, NY 10017.

(c)	For citizenship information see Item 4 of the cover page of each Reporting Person.

(d)	This statement relates to the Common Stock, $0.01 par value per share, of the Issuer (the “Common Stock”).

(e)	The CUSIP Number of the Common Stock is 92790C104.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Reporting Person and Item 2, which information is given as of the close of business on December 31, 2021.

As of the Event Date of December 31, 2021, Paradigm and the separately managed account owned 706,000 and 503,051 shares of Common Stock, respectively. Paradigm therefore owned 3.35% of the Common Stock outstanding and the separately managed account therefore owned 2.32% of the Common Stock outstanding.

The percentage ownership of each Reporting Person is based on 21,722,349 shares of Common Stock outstanding, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on September 30, 2021.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ⃣

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)	Not applicable.

(b)	Not applicable.

(c)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Paradigm BioCapital Advisors LP

Paradigm BioCapital Advisors GP LLC

Dr. Senai Aswefaw

Paradigm BioCapital International Fund Ltd.

By:	/s/ David K. Kim
Name: David K. Kim
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Document

1	Joint Filing Agreement

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.01 par value per share, of Viridian Therapeutics Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 11, 2022

Paradigm BioCapital Advisors LP

Paradigm BioCapital Advisors GP LLC

Dr. Senai Aswefaw

Paradigm BioCapital International Fund Ltd.

By:	/s/ David K. Kim
Name: David K. Kim
Title: Authorized Signatory